                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                         The Seibels Bruce Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   816006-20
                                (CUSIP Number)

                                 James L. Zech
                                Steven J. Tynan
                            High Ridge Capital, LLC
                                107 Elm Street
                              Four Stamford Plaza
                                P.O. Box 120043
                            Stamford, CT 06912-0043
                                (203) 705-2750
                                with a copy to:

                           James A. FitzPatrick, Jr.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, NY 10019-6092
                                (212) 259-8000
                    ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 29, 1998
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 816006-20
          ---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  High Ridge Capital, LLC
                              -----------------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   06-1459537

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

                   1,406,248
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                   0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                   1,406,248
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,406,248
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
      -----
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

* Includes (a) 351,562 shares issuable upon exercise of options held by the Reporting Person at any time before December 31, 1998, (b) 351,562 shares issuable upon exercise of options held by the Reporting Person at any time before December 31, 2000, (c) 351,562 shares issuable upon exercise of options held by High Ridge Capital Partners Limited Partnership at any time before December 31, 1998, and (d) 351,562 shares issuable upon the exercise of options held by High Ridge Capital Partners Limited Partnership at any time before December 31, 2000, as described in Items 3 and 4 herein.

                                 SCHEDULE 13D

CUSIP No. 816006-20
          ---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  High Ridge Capital Partners Limited Partnership
                              -----------------------------------------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   06-1459533

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                           WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

               1,406,248
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

               1,406,248
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,406,248
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.5%
       -----
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

* Includes (a) 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 1998, (b) 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 2000, (c) 351,562 shares issuable upon exercise of options held by the Reporting Person at any time before December 31, 1998 and (d) 351,562 shares issuable upon exercise of options held by the Reporting Person at any time before December 31, 2000.

                                 SCHEDULE 13D

CUSIP No. 816006-20
          ---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  HRC General Partner Limited Partnership
                              ---------------------------------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   06-459536

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                          AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

                1,406,248
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                1,406,248
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,406,248
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5%
          -----
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

* Includes (a) 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 1998, (b) 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 2000, (c) 351,562 shares issuable upon exercise of options held by High Ridge Capital Partners Limited Partnership at any time before December 31, 1998 and (d) 351,562 shares issuable upon exercise of options held by High Ridge Capital Partners Limited Partnership at any time before December 31, 2000, as described in Items 3 and 4 herein.

                                 SCHEDULE 13D

CUSIP No. 816006-20
          ---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  James L. Zech
                              -------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

                 1,406,248
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                 0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                 1,406,248
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

       Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5%
          -----
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

* Includes (a) 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC, of which the Reporting Person is a member, at any time before December 31, 1998, (b) 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 2000, (c) 351,562 shares issuable upon exercise of options held by High Ridge Capital Limited Partnership at any time before December 31, 1998 and (d) 351,562 shares issuable upon exercise of options held by High Ridge Capital Partners Limited Partnership at any time before December 31, 2000, as described in Items 3 and 4 herein.

                                 SCHEDULE 13D

CUSIP No. 816006-20
          ---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  Steven J. Tynan
                              ---------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

                 1,406,248
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                 0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                 1,406,248
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

       Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5%
          -----
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

* Includes (a) 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC, of which the Reporting Person is a member, at any time before December 31, 1998, (b) 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 2000 (c) 351,562 shares issuable upon exercise of options held by High Ridge Capital Partners Limited Partnership at any time before December 31, 1998 and (d) 351,526 shares issuable upon exercise of options held by High Ridge Capital Partners Limited Partnership at any time before December 31, 2000, as described in Items 3 and 4 herein.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $1.00 per share ("Common Stock"), of The Seibels Bruce Group, Inc., a South Carolina corporation ("SBGI"), and amends and restates the Schedule 13D of the Reporting Persons filed with the Commission on November 20, 1997. The address of the principal executive offices of SBGI is 1501 Lady Street, Columbia, South Carolina 29201.

     The Reporting Persons have entered into a Joint Filing Agreement dated November 24, 1997, attached hereto as Schedule I.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is filed on behalf of High Ridge Capital, LLC, a limited liability corporation organized under the laws of the State of Delaware ("High Ridge"), High Ridge Capital Partners Limited Partnership, a limited partnership organized under the laws of the State of Delaware (the "Partnership"), HRC General Partner Limited Partnership, a limited partnership organized under the laws of the State of Delaware ("HRC"), James L. Zech, an individual, and Steven J. Tynan, an individual, each a Reporting Person. High Ridge's principal business is to provide private equity advisory services. The Partnership is a private equity fund that invests exclusively in property/casualty insurance companies and related businesses. HRC is the general partner of the Partnership. High Ridge is the general partner of HRC. Mr. Zech and Mr. Tynan are the members of High Ridge.

(b) The address of the principal offices of High Ridge, the Partnership, HRC, Mr. Zech and Mr. Tynan is 107 Elm Street, Four Stamford Plaza, P.O. Box 120043, Stamford CT 06912-0043.

(c) Set forth in Schedule II to this Schedule 13D is the name, business address and present principal occupation or employment of each of the executive officers and directors of High Ridge.

(d) During the last five years, neither any Reporting Person nor any person identified in Schedule II has been convicted in a criminal proceeding.

(e) During the last five years, neither any Reporting Person nor any person identified in Schedule II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All directors and executive officers of High Ridge named in Schedule II are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to the Stock Option Purchase Agreement dated as of November 20, 1997 between and among Charles H. Powers, Walker S. Powers, Rex Huggins, Jane Huggins (collectively, the "SBGI Shareholders"), SBGI and High Ridge, (the "LLC Option Agreement"), High Ridge has purchased, for $1.00 payable to each of the SBGI Shareholders, options ("LLC Options") to purchase an aggregate of 703,124 shares of the common stock, par value $1.00 per share ("Common Stock") of SBGI. The source of the consideration paid by High Ridge was working capital. The LLC Option Agreement is attached as Exhibit I to this Schedule 13D.

        Pursuant to the Stock Option Purchase Agreement dated as of November 20, 1997 between and among the SBGI Shareholders, SBGI and the Partnership (the "Partnership Option Agreement"), the Assignment Agreement, dated as of June 23, 1998 between and among the SBGI Shareholders and the Partnership, which was executed by such parties on June 29, 1998, a copy of which is attached hereto as
Exhibit III and is incorporated by reference herein in its entirety (the "Assignment Agreement"), the Partnership has purchased, for $1.00 paid to each of the SBGI Shareholders, options ("Partnership Options") to purchase an aggregate of 703,124 additional shares of Common Stock of SBGI. The source of the consideration paid by the Partnership was working capital. The Partnership Option Agreement is attached as Exhibit II to this Schedule 13D and is incorporated by reference herein in its entirety.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        Each of High Ridge and the Partnership has acquired its respective options for investment purposes. Pursuant to the LLC Option Agreement, one half of the LLC Options will expire on December 31, 1998 (the "1998 LLC Options") and the other half will expire on December 31, 2000 (the "2000 LLC Options"). Pursuant to the Partnership Option Agreement, one half of the Partnership Options will expire on December 31, 1998 (the "1998 Partnership Options") and the other half will expire on December 31, 2000 (the "2000 Partnership Options").

        Pursuant to the LLC Option Agreement, High Ridge has agreed that in the event that High Ridge should exercise any of the 1998 LLC Options, or transfer, sell or assign any of the 1998 LLC Options to a party other than a party controlled by or under common control with High Ridge, then High Ridge shall within 10 days after any such transaction, pay in cash to the SBGI Shareholders, pro rata in proportion to the 1998 LLC Options sold by such SBGI Shareholders pursuant to the LLC Option Agreement, an amount equal to the product of $2.00 and the number of shares of Common Stock subject to such 1998 LLC Options exercised, transferred, sold or assigned by High Ridge in accordance with
Section 4 of the LLC Option Agreement. Pursuant to Section 4 of the Partnership Option Agreement, the Partnership has agreed to the same terms with respect to the 1998 Partnership Options.

        High Ridge and the Partnership each intend to reexamine their investments in SBGI from time to time and, depending on market considerations and other factors, may exercise their options, or purchase or sell their options or shares of SBGI Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers advisable.

        Pursuant to the LLC Option Agreement and the Partnership Option Agreement, respectively, the LLC Options and the Partnership Options each remain subject to certain provisions with respect to restrictions on transfer, registration rights and indemnification contained in the Stock Purchase Agreement dated as of January 29, 1996 between Charles H. Powers, Walker S. Powers and SBGI, and the amendment thereto, and the Stock Option Agreement dated as of January 30, 1996 between the SBGI Shareholders and SBGI (together, the "1996 Agreements"). The 1996 Agreements are filed as Annexes A and B to SBGI's Definitive Proxy Statement on Schedule 14A filed on May 11, 1996, and are incorporated herein by reference.

     Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

   (a) The acquisition by any person of additional securities of SBGI, or the disposition of securities of SBGI;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SBGI or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of SBGI, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of SBGI;

   (f) Any other material change in SBGI's business or corporate structure;

   (g) Changes in SBGI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SBGI by any person;

   (h) Causing a class of securities of SBGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of SBGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

   (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) According to SBGI, as of June 30, 1998, there were 11,283,134 shares of SBGI Common Stock issued and outstanding on a fully diluted basis ("Total Outstanding Shares").

     Pursuant to the LLC Option Agreement, High Ridge has acquired the LLC Options, which represent the right to acquire 703,124 shares of Common Stock, or 6.2% of the Total Outstanding Shares on a fully diluted basis taking into consideration the Partnership Options. All of the Reporting Persons, as a group, have acquired beneficial ownership of the 703,124 shares of Common Stock represented by the LLC Options.

     Pursuant to the Partnership Option Agreement, the Partnership has acquired the Partnership Options, which represent the right to acquire an additional 703,124 shares of Common Stock, or 6.2% of the Total Outstanding Shares on a fully diluted basis taking into consideration the LLC Options. Each of the Reporting Persons may be deemed, as members of a group, to have acquired beneficial ownership of the 1,406,248 shares of Common Stock represented by the LLC Options and the Partnership Options, taken as a whole, which together represent 12.5% of the Total Outstanding Shares on a fully diluted basis.


        (c) Neither any Reporting Person nor any person named in Schedule II, has effected any transaction in SBGI Common Stock during the past 60 days, except as disclosed herein.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the transactions contemplated by the LLC Option Agreement, the Partnership Option Agreement and the Assignment Agreement, each of High Ridge and the Partnership, on the one hand, and SBGI on the other hand, have entered into a Stock Option Agreement dated as of June __, 1998 (the "Stock Option Agreements"), copies of which are attached hereto as Exhibits IV and V and are incorporated by reference herein in their entirety. Under the Stock Option Agreements, the terms of the LLC Options and the Partnership Options, as well as the terms of the 1996 Agreements which are applicable to such options, are restated. Other than as described herein, to each Reporting Person's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of SBGI, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                               DESCRIPTION

         I Stock Option Purchase Agreement, dated as of November 20, 1997, between and among the SBGI Shareholders, High Ridge and SBGI.

         II Stock Option Purchase Agreement, dated as of November 20, 1997, between and among the SBGI Shareholders, the Partnership and SBGI.

        III Assignment Agreement, dated as of June 23, 1998, between and among the SBGI Shareholders and the Partnership.

         IV Stock Option Agreement, dated as of July 7, 1998, between High Ridge and SBGI.

          V Stock Option Agreement, dated as of July 7, 1998, between the Partnership and SBGI.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   July 7, 1998

                                                HIGH RIDGE CAPITAL, LLC


                                                By:  /s/ James L. Zech
                                                     -----------------
                                                Name:  James L. Zech
                                                Title: President

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   July 7, 1998

                                        HRC GENERAL PARTNER LIMITED PARTNERSHIP


                                        By:   High Ridge Capital, LLC
                                              -----------------------
                                        Its:  General Partner


                                                By:  /s/ James L. Zech
                                                     --------------------
                                                     Name:  James L. Zech
                                                     Title: President

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   July 7, 1998

                                  HIGH RIDGE CAPITAL PARTNERS
                                  LIMITED PARTNERSHIP


                                  By:   HRC General Partner Limited Partnership
                                       -----------------------------------------
                                  Its:  General Partner


                                        By:   High Ridge Capital, LLC
                                        Its:  General Partner


                                               By:  /s/ James L. Zech
                                                    --------------------
                                                    Name:  James L. Zech
                                                    Title: President

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 7, 1998

                                                /s/ James L. Zech
                                                -----------------
                                                James L. Zech

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 7, 1998

                                                /s/ Steven J. Tynan
                                                -------------------
                                                Steven J. Tynan

EXHIBIT INDEX

EXHIBIT
NO.                      DESCRIPTION

    I Stock Option Purchase Agreement, dated as of November 20, 1997 between and among the SBGI Shareholders, High Ridge and the SBGI.

   II Stock Option Purchase Agreement, dated as of November 20, 1997, between and among the SBGI Shareholders, High Ridge and SBGI.

  III Assignment Agreement, dated as of June 23, 1998, between and among the SBGI Shareholders and the Partnership.

   IV Stock Option Agreement, dated as of July 7, 1998, between High Ridge and SBGI.


    V Stock Option Agreement, dated as of July 7, 1998, between the Partnership and SBGI.

                                                                      Schedule I


                            JOINT FILING AGREEMENT
                            ----------------------

        The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the stock of The Seibels Bruce Group, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.


Dated:  November 25, 1997

                                    HIGH RIDGE CAPITAL, LLC


                                    By:   /s/  James L. Zech
                                        ----------------------
                                        Name:  James L. Zech
                                        Title: President


                                    HRC GENERAL PARTNER LIMITED PARTNERSHIP


                                    By:  High Ridge Capital, LLC
                                         -----------------------
                                    Its: General Partner


                                         By:   /s/  James L. Zech
                                             ---------------------
                                             Name:  James L. Zech
                                             Title: President


                                    HIGH RIDGE CAPITAL PARTNERS
                                    LIMITED PARTNERSHIP


                                    By:  HRC General Partner Limited Partnership
                                         ---------------------------------------
                                    Its: General Partner


                                            By:  High Ridge Capital, LLC
                                                 -----------------------
                                            Its: General Partner


                                                 By:    /s/  James L. Zech
                                                      ---------------------
                                                      Name:  James L. Zech
                                                      Title: President


                                    /s/  James L. Zech
                                    ------------------
                                    James L. Zech


                                    /s/ Steven J. Tynan
                                    -------------------
                                    Steven J. Tynan